UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61364/January 15, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13611

In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
NEW YORK BROKER	:	REVOKING REGISTRATION BY
DEUTSCHLAND AG	:	DEFAULT
	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 3, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement has provided evidence that the Commission attempted to deliver the OIP to New York Broker Deutschland AG (Respondent or New York Broker) on October 26, 2009, in compliance with Rule 141 of the Commission's Rules of Practice.[1] No Answer has been received and the time for filing an Answer has expired.

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[1] The Commission's Office of International Affairs (OIA) sent the OIP to the German Authority pursuant to The Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters, 20 U.S.T. 361, T.I.A.S. 6638, U.N.T.A. 163 (1964). OIA requested the German Authority to deliver the OIP at two addresses: the law firm address of Dr. F. Wilhelm Metzeler, a German attorney who is the Insolvency Administrator for Respondent; and the business address listed on Respondent's last filing with the Commission.

The German Authority delivered the OIP to the Insolvency Administrator on October 6, 2009. In letters dated October 10, 2009, and December 11, 2009, Bernd M. Schraeder, counsel for the Insolvency Administrator, disputed that the Insolvency Administrator was authorized to accept the OIP on behalf of Respondent. On October 26, 2009, the German Authority attempted to deliver the OIP at the business address provided on Respondent's last filing with the Commission. The German Authority reported that Respondent could no longer be found at that address.

I conclude that attempted delivery by the German Authority on October 26, 2009, constitutes compliance with Rule 141 of the Commission's Rules of Practice. I further conclude that actual delivery of the OIP to the Insolvency Administrator provides no basis for the entry of a default, based on the Insolvency Administrator's showing that he is not authorized to answer or defend in this proceeding. If Respondent believes that service of the OIP was invalid, it may move to set aside the default pursuant to Rule 155(b) of the Commission's Rules of Practice.

Accordingly, Respondent is in default. <u>See</u> Rules 155(a) and 220(f) of the Commission's Rules of Practice. As permitted by Rule 155(a), the following allegations of the OIP are deemed to be true.

New York Broker (CIK No. 1000047) is a German corporation located in Dusseldorf, Germany, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). New York Broker is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the year ended December 31, 1999, which reported a net loss of $977,280 for the prior twelve months.

On May 23, 2005, the Commission's Division of Corporation Finance sent a delinquency letter to New York Broker in Dusseldorf, requesting compliance with its periodic filing obligations. New York Broker did not receive the letter, through its failure to maintain a valid address on file with the Commission as required by Commission rules.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, New York Broker failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of the registered securities of New York Broker Deutschland AG is revoked.

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James T. Kelly
Administrative Law Judge

Any such motion must provide a current address at which Respondent agrees to accept delivery of the OIP.